Filing under Rule 425 under
the U.S. Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
U.S. Securities Exchange Act of 1934
Filing by: VNU N.V.
Subject Company: IMS Health Incorporated
Commission File No.: 001-14049

Conference Call Transcript/RX-London Town Meeting: Dave Carlucci and VNU’s Rob Ruijter

CORPORATE PARTICIPANTS

David R. Carlucci
IMS Health — CEO and President

Rob Ruijter
VNU — CFO

CONFERENCE CALL PARTICIPANTS

Kathy
Analyst

PRESENTATION

Unidentified Company Representative

Good afternoon and thank you very much for coming under very short notice. At the end of the day I am hoping that a lot of you that are just standing there that we can come up with more chairs, during the time that we are here.

But, on top of that, I would like to welcome our CEO and President of IMS David Carlucci (inaudible) and also a newcomer in the family who is Rob Ruijter the CFO of VNU and will be CFO of the new company. You are very welcome. What we are going to do today is basically, we will show you a video. We are going to explain the merger but also, more importantly from that we will have an important Q & A session when Dave and Rob will answer all of your questions.

You know why we are here. Yesterday we announced our intention to merge with VNU. You don’t know VNU but you know well ACNielsen of Nielsen legal research and some know well DND (ph), you will also have questions. Today we will not only try to clarify with the questions you have today, but we will try also to share with you what we are going to do in the next few days.

Before we do that, I think I would like to have one-minute silence to remember the people who lost their lives just last week, actually a few feet away from where we are now.

Rob Ruijter - VNU — CFO

Hello colleagues, today is an exciting day. VNU AND IMS have today announced the merger. We have worked hard at it throughout the few months and it is always great that you come at a moment that it is there and I am happy to introduce to you my new colleague David Carlucci.

David R. Carlucci - IMS Health — CEO and President

Thank you Rob. I am very pleased to be a part of this momentous day for both companies, VNU and IMS Health. I’m Dave Carlucci and I’m the CEO of IMS and this is a very, very important day for us with the merger of these two great companies VNU and IMS. We serve a very dynamic customer set together and putting these two companies together will create the largest most fertile and exciting global market intelligence company in the world.

We have worked together for the last two and a half years looking at opportunities where we could enhance customer value. Today it culminates in putting these two fantastic companies together. We will have revenues of EUR 4.8 billion. A little over $5.5 billion. We will have over 44,000 employees. We will do business in over 100 countries and we have the ability to leverage business intelligence capability across the company.

Rob Ruijter - VNU — CFO

Conference Call Transcript/RX-London Town Meeting: Dave Carlucci and VNU’s Rob Ruijter

Over time, we became convinced that this deal made sense. We worked in three different areas gathering working material on the project. We have a joint venture in India and we have worked in Japan. I think it all shows that the culmination of what VNU is doing and what IMS is doing can bring enormous value to our clients.

David R. Carlucci - IMS Health — CEO and President

For our new colleagues at VNU, let me tell you a little about IMS. We are the number one provider of information, analytics and consulting and services to the pharmaceutical industry. We serve the broader healthcare market but traditionally we have served our pharma customers with deep intelligence about their sales forces, their market, their launch plans and about their brands. We are 6400 people strong in over 100 countries, and we represent about $1.6 billion or EUR 1.3 billion.

Rob Ruijter - VNU — CFO

I’d like to introduce the three business of VNU to you, business information. We are national information and marketing information. We are very strong in the US. With straight books, very well known brands like Billboard, Hollywood Reporter and a lot of business service titles. In trade shows, we are formidable players. Marketing information is our biggest activity with ACNielsen .

We serve with CPG industry and very, very strong position we have worldwide in 100 countries. They see a leader in the forecasting, a very strong player in the targeting. (inaudible) strong in the geo demographics. We are active in the entertainment industry. We measure books, we measure films, we measure DVD’s, we measure music and we measure video games.

We measure who is buying what on the net. You al know Nielsen Media Research, the currency in the television industry, the 60 billion industry. People base their decisions on our information. We have a lot of talents. We have very strong products. We are both very innovative companies and I think if you bring that to the new company the one will create something which is formidable.

David R. Carlucci - IMS Health — CEO and President

One of the things that the combination of these two companies bring is an in-depth knowledge of our clients business. I have also been very impressed in the people I have gotten to meet who lead the VNU businesses and I do believe that we are very compatible because at our core we are an information company, but, we are growing to be a broad based market intelligence company.

Rob Ruijter - VNU — CFO

We want to serve our clients (inaudible) data and we are both very, very keen to develop more and more new services. That’s the driving lines in these two businesses. I feel good about it, but it takes a lot of work to make a difference.

Unidentified Company Representative

I am happy to announce that David Carlucci is becoming Deputy CEO of the new company. He is going to run 3/4 less of the company. The marketing, the media and imac of course and those (inaudible), no longer (inaudible) have the great experience with IBM. I’m happy that Rob Ruijter continues to be the CFO with his enormous experience (inaudible) went through a merger before so he brings special experience to the table. I am very happy also to introduce you to Nancy Cooper, the CFO of IMS. She is going to be focused on all the integration aspects of this deal.

David R. Carlucci - IMS Health — CEO and President

We have a unique opportunity to join a very strong team at VNU. That brings us a great feeling about our ability to work together, our ability to attack global opportunities and to serve our clients.

Rob Ruijter - VNU — CFO

Conference Call Transcript/RX-London Town Meeting: Dave Carlucci and VNU’s Rob Ruijter

I’d like to say to my old colleagues to my brand new colleagues you are used to change. We need another change that means most of all to stay on top of this game. It means we are a part of a bigger and stronger Company. I count on you to do the work you have to do today and tomorrow. IMS, I am very, very proud that you are going to join VNU. I think what Dave and I are going to do is create the best of two, we bring the best talents together, we bring the best methods together, we bring the best experience together.

David R. Carlucci - IMS Health — CEO and President

I’d like to thank the IMS team for the terrific path of growth and expansion we have been on together over the last several years. I think together, we have a very, very unique opportunity and so I welcome everyone to the new VNU company.

Rob Ruijter - VNU — CFO

I hope that this deal makes this whole more proud of the company we work with. I think both companies have a strong position, have a successful market position. Do very well. They are strong and the combined company is an even stronger company.

David R. Carlucci - IMS Health — CEO and President

And that creates nothing but opportunity for our colleagues, and I’m excited about that, and I think it gives us great pride that we have been able to pull this together. Its hard work, we’ve got a lot of hard work ahead of us but it’s an exciting journey.

Rob Ruijter - VNU — CFO

We are on the way to create a powerhouse and we are underway to making (inaudible).

Unidentified Company Representative

I am going to go a little bit more in depth and try to explain and share with you what Rob and Dave have really shown in the video. However, I know that some of you already know a lot about that. You’ve got a lot of questions, and I will try to get a reasonable level of communication to that.

So, the merger with VNU is a major step in the IMS (inaudible). What is very, very important to understand is, we are going to shape the information industry. This is a merger between industry leaders that will dramatically improve our services for clients, help create more value for shareholders, create new growth opportunities for IMS, create new territorial opportunities for each.

So, when you look at this new company, this merger combines two exceptional companies to create a global leader in market intelligence. I am going to repeat that because I think this is what you are trying to create-a global leader in market intelligence. We have complimentary strengths. We have a common heritage and I think we have a vision of the future, to be a fast, flexible, innovative company with global (inaudible)—talent, technical flexibility. But also, we have a strong management focus to serve a global clientele, and venture into new exciting markets.

So, why are we doing this merger now? The timing is up and it is right. And the timing is right because we can capitalize on major market trends. And the first one is one we got in the (inaudible) challenges today. Consumer presentation in the consumer packaged goods. CPG stands for consumer packaged goods. We are the coca cola or the Uni- levers (ph) of this world. Explosive growth of (inaudible) media, the increasing complexity of this position challenge. Major changes in the healthcare industry that you know very well. We need better practices, better market intelligence and real added value services.

Another major subject is global change. They key to success, and brings many opportunities. Combine assets to strengthen the position in Europe and America. But also, (inaudible) the growth from the emerging market, but at the same time these global sales will help us improve the service offerings and on marketing terms. It’s as though the power of the consumer is growing. Consumers, in fact, become more important in all businesses. Consumers have greater access to information and if you look at healthcare now, they are influencing the doctors and the pharmacists in choosing your treatment.

Conference Call Transcript/RX-London Town Meeting: Dave Carlucci and VNU’s Rob Ruijter

So, we are a worldwide leader in consumer talent. When you look at the change now we are going to be, as I said, a global company in market intelligence. Together, we will have market leadership serving 3 key industries. Consumer packaged goods, healthcare, and media/entertainment. With assets that can be applied across each of them. We will have four main business segments. A marketing information group, which delivers a wealth of information and analysis, adult consumer decisions and attitudes in 110 countries. These groups measure 77 billion transactions a year.

A media measurement and information group unit. We have heard from virtually every element of the media and entertainment industry that is known for Nielson TV ratings. Measure 85% of global advertising. In the case of IMS, as you all know, we tracked 90% of all prescription sales projections in the US, 70% worldwide, collected from more than 290,000 sources.

The business information group has leading positions and brands such as Billboard, Hollywood Reporter, adwick (ph), computing, I’m not familiar yet with this business as you see now. But, along with this highly successful tradeshow and media business. Actually, we are not going that today about this business and obviously, if you have questions I am sure Rob would be very happy to answer that.

We will talk later on about some of the opportunities we have with the (inaudible) business, which I did talk about yesterday. We are making progress everyday. Compare with the other information companies, we serve very, very strong industry sectors. With flexibility that can create new opportunities. Last, we offer strong consulting and service capabilities that would also provide growth.

In an increasingly global marketplace, we will offer clients geographical reach the demand and the close similarity of many of our business focuses will help us combat a smooth transition and improve our efficiency. Also, we are a $5.6 billion in revenue, more than 44,000 people in 110 countries. The new company will have 10,000 clients in growing industry in 110 countries. VNU and IMS are addressing and soothing critical issues for all those clients. We will sell virtually every major consumer packaged goods from logistical and media companies. In CPG, in fact, 5 of the top 10 companies of pharmaceutical (inaudible) and all are consumers of those companies. Now, more than ever, our clients, whether P&G, Pfizer or NBC, have a common set of business issues.

They are asking us to help them maximize their recent investments to serve their potential for expanding their presence in the global arena and to help them with strong effectively the growing power of the consumer in virtually every market. And they want us to help them sharpen the edges in an increasingly competitive environment. Combined, VNU and IMS will provide news and information from more than 1 million sources around the world, information that plays a pivotal role in supporting corporate strategy and operations too.

We need a leadership for that and we have been talking a lot the last few days about merging, combining of strengths, and as you have seen from the video, we will have a very strong management team. We are bringing together an exceptionally strong leadership. The executive board which has the responsibility for developing and executing the company’s overall strategy, actually running the company, will be headed by VNU’s Rob van den Bergh as the Chairman and CEO, as you have seen before, IMS CEO David Carlucci joins the board as deputy CEO and COO, Bob Ruijter the current CFO of VNU will continue as CFO, and Nancy Cooper, IMS CFO, joins the board as Chief Transformation Officer, responsible for the integration of the two companies as well as IT and business development.

The executive board reports to a supervisory board made up of ten directors, six of them are coming from the VNU board, and 4 from IMS — actually, Dave Thomas will be the vice chairman. I am answering your question because I have got all day long today, so we get to improve on that one. So, we have a strong leadership team. So, as I have said before, for all the questions we had the last few days, is this a merger, is it a takeover, as you can see from an operational point of view, this is a merger.

Let’s look at the financial transaction. Here you are going to get some of the financial highlights. VNU is offering $28.10 per share to IMS shareholders, 40% cash, 60% in equity, so if you look at the numbers you will get $11.25 and 0.6 VNU shares for each IMS share. The value of this transaction is around $7.0 billion and $6.6 billion in equity value. 65% of the ownership of the new company will be VNU shareholders and 35% will be IMS shareholders, and some of your questions too — the new company will be both in the Euronext exchange in Amsterdam and in the New York Stock Exchange. I will not go into the details, some of you would like to know more about ADR and there will be a time to discuss that, and again you could ask Rob. I’m sure that he will be happy to do all of them. Overall, the financial characteristics of this transaction are very attractive.

If we look more at the capabilities we have to grow, I am going to take some of the examples here. If you look at the marketing information, the marketing information measures consumer attitude, behavior and purchasing patterns and the effect of promotional campaigns. MI consumer panels, customized research on enemy capabilities, help clients understand why consumers make their buying decisions, and focus the impact in the future promotions.

Conference Call Transcript/RX-London Town Meeting: Dave Carlucci and VNU’s Rob Ruijter

Actually, MI tracks over 320,000 retail stores and 230,000 consumer households in 25 countries. In healthcare market intelligence, I’m not used yet to market intelligence because it’s on new ground. IMS provides the most complete measurement and analyses of the pharmaceutical sales, prescribing practices, OTC sales, and the overall dynamics of the pharma marketplace. We know that. Media Measurements and Information offers the most comprehensive measurement of television, radio and print media conception, advertising expenditure and ad content, internet usage, movie attendance, and more.

MMI measures TV audiences in over 46 countries and is a key input for U.S. TV advertising decisions, valued at $60 billion each year. We focus on different industries and collect different information. But if you look across the bottom of the chart, there is a lot of common ground in the type of analytics, advisory, and consulting services we do provide. We can use different information in complementary ways to give clients a more complete view of these markets.

If we try to answer what we can do together and take some examples, especially of what is the benefit for IMS; what can we actually do? This merger benefits both the ethical pharma and the consumer health sides of our business. Our new company is committed to the consumer health side; it is a significant growth riser for the future. Again, we get a lot of these questions, we are going to be more in consumer healthcare, it is obvious, obviously we are in health and we are in consumer, so this is very critical for our future. By combining the capabilities of our two organizations we can deliver new insight for our clients that help them make better decisions.

For example, an OTC antihistamine product manager will be able to take VNU’s mass market data and combine it with IMS OTC pharmacy data and prescription data to get a complete view of the antihistamine market. The product manager would also be able to take Nielsen Media Research promotional expenditure data and combine it with IMS sales data to get the return on investment for his promotional expenditure, which will enable him to improve his promotional effectiveness. Until today, no one is able to do that, and as Rob said in the video, we have been working together now for 2 years, because we understood the potential of that market. We have been partnering, but when you partner you learn about each other, you learn about all the different capabilities; now we can fully capitalize on those.

The benefits of the merger are not just for our customer’s health business. They impact the vast majority of all business with our ethical pharma clients. Particularly in the launch and brand business areas. VNU’s company adds unique insight into consumer attitudes and behaviors, which will enable us to create some exciting new products together. For example, ACNielsen is a recognized leader in undertaking product focus from new consumer groups. When we combine that expertise with IMS’s vast databases of ethical pharmaceutical product launches we can create a unique forecasting tool that should be used by every product manager undertaking a product launch.

Another example, ACNielsen had consumer household panels in all European major markets where consumers scanned all the purchases they make from a store. By making a relatively simple modification, a very simple modification, to the product we will be able to add prescriptions into the bundle of goods that are scanned. This will enable our clients to understand more about the consumers who use their products and demonstrate all their purchasing behavior. This will help product managers target their promotional activities more closely to consumers and physicians.

But we have a journey between today and the closing and to fully capitalize on this combined access. To deliver integrated news and new value to clients and to promote efficiency, we have identified focuses that can be taken to a common global level. These are shown on the left side of the chart. On the right side you will see the opportunities we have — data assets can actually be used in many businesses. Consulting and services can drive growth by leveraging our underlying data assets and increasing their value. Individual clients might be different, but their needs for benchmarking services, optimized promotional spending, and higher return from their marketing spending are all very similar. As you can see, common global focuses will deliver efficiencies of scale.

What is going to happen now? Actually, the hard work starts. You have to be good in division (ph). What is going to happen? That is the question you would like to know in detail. What is going to happen next week? I want to say from the very beginning, because I have been answering questions for two days, that there are obviously things we can answer, things we cannot answer now, verification we can make, that you can raise all the different questions. We are going to start immediately to develop a comprehensive integration plan.

We expect that the merger will close in the first quarter of 2006, following regulatory and shareholders’ approval. What does this mean for you? First of all, it means we get to continue to focus on what we are doing today. We are going to use the words “business as usual”. I know some people say you can always say that, it is not true, but that is what they get to do. They get to continue to stay very, very focused on our towns initiative and objectives because we have got to deliver our objective for 2005.

If I take Europe, questions have come up like what about their acceleration plan? I think we have got to continue and complete the (inaudible). I would say all the more important that we get to get that stronger foundation to undertake this new journey. It is very clear if you talk about

Conference Call Transcript/RX-London Town Meeting: Dave Carlucci and VNU’s Rob Ruijter

moving from Tina to Herewith combining our assets, nothing has changed. But once we have authority given to sell the building, digging up next year after discussing (ph) a couple of years, no. This is — I have not checked with my boss, but we are not going to move the Bonesnake (ph) assumption that we know already some of the—let us be “business as usual”. This is very, very important. I know we cannot take that for granted, we as a leadership will help you to focus — actually Kevin Knightly (ph) yesterday in the call, as soon as we had spoke about quarter 3, he left , so it is like “what!” But this is what it means. It is even more important we deliver and meet our objectives for 2005.

Second, some of us will be of course involved and called upon to contribute to the integration planning. Of course we expect the commitment from everybody. I have been those mergers many times. I think it is difficult because you have got to continue to do your business, and you have got to invest for the future. We will have to do that. You get the return on that farther down the road. It is a challenging time, but it is extremely important that you feel that commitment and you help your colleagues to get that commitment right. Even if you cannot answer the question what is going to happen to me? Not that I am going to leave the company, but where with the deal is to be my new job. All of those questions are here. You are not going to get an answer by tomorrow. Having said that, I would say in concluding that you should not be worried about that; focus on that that is the best asset, that is the best insurance you can ever get on that.

Third, and very, very important. We need a continuing dialogue. I have another way to say that. I think there are two important things I see here. Number 1, we have got to continue to be on the same page; communication and information, that you understand what is going on a weekly basis is very important. We want this to be part of it, so if you need to be published, we have got to share information with you. We are going to do that. We are committed.

Corporate leadership has done a fantastic job the last couple of days, of course has taken a lot of work, but we will continue that, and I hope the last couple of days will help you stop and defend the story here, as to what is going to happen. But more important, we need your input. We are not going to do that in isolation, we need your input. Your input could be in many ways. You get to raise questions. You get to give your ideas. What is very, very important to this conference today, we will try to kill uncertainty as much as we can. We want to mitigate when we can, enough of the time, we want to make sure that we know where we are going, what we are doing, what we are planning. So this is key that you step up and realize that there are a lot of ways to give your input. I can guarantee you that. But it is up to you too. Think about leadership on this side. Leadership comes from each of you, and this is important especially during the period that we are starting now.

In summary, VNU and IMS are (inaudible). We can say that, but we can also I hope we have to help you to (ph) understand that. This is not like the merger of two pharmaceutical companies. We are used to it. That have similar businesses are looking at saving costs. Are we really that into saving R&D and production in different countries — this is not a merger like that. This is important because, again this question has come up many times, and actually our customers — I spoke to three customers this morning, they understand that. I think we should understand that as much as our customers understand.

Obviously, we will be a leader in market intelligence, in three key industries, created by bringing two global information companies together, who are already leaders in their markets. We will be unique in global scale and capability, covering over 100 countries, and able to provide growth insight to our clients to help them solve their most critical business issues. We have a compelling business model that will produce a company that is financially and operationally strong. We will have a strong executive team that brings together experienced leaders from both companies. We will form a faster-growing, more profitable company that creates higher value for shareholders. We will open up new opportunities for growth and development for all employees.

The way I would conclude is — I am very enthusiastic about this merger. I keep my passion, and sometimes you need to feed your passion, I think that is a good one. I think it will enable us to take the lead and shape the future. If you reflect back to IMS, what has happened to IMS the last four or five years? We had a major turnaround, you will remember, not maybe all of you, but some of you remember very well. Then we came up with a new strategy.

More important, we were able to translate this strategy into real fact. Otherwise we would not be standing all here today, and nobody will come with $28.10. Some of you that have some memory, you could remember that. I have. Obviously it is better for all investors. Most importantly, it is better for you. It is better for you. I would like to ask all of you to make a vote of confidence in the future. I think we have shaped the future in the past. I think that we have the platform to do it again. It is not up to the markets anymore, it is up to us. Is it going to be easy? No. But when you lead it is never easy, especially together, and with that, thank you for you attention and I’ll turn to Dave.

David R. Carlucci - IMS Health — CEO and President

Conference Call Transcript/RX-London Town Meeting: Dave Carlucci and VNU’s Rob Ruijter

Thank you Jill. Well I apologize to those of you in the back who have to stand, I can assure you it’s hard enough to listen to Jill sitting down. I had hope there would be something left for me to say. I also admire Jill the way you conduct your Q & A, you ask the questions and you answer the questions and then we’re done.

Look, I’m very, very excited to be here. It’s hard for me to believe that it’s only Tuesday. It’s been a full week so far for us, but it’s been a very exciting one. I’ve had the pleasure to talk to many investors in the last day and a half, I say half because we don’t end our days at 6 o’clock anymore, and it’s been quite invigorating to talk about this future vision of creating the leader in Global Market Intelligence a very powerful company.

What’s also been interesting is after a couple of weeks of negotiation with our new partners on how the company is going to work, our shared vision for the future, and how we’re going to team together to make it happen. To be a part of the excitement of describing it, the common vision, the shared view of what we want to accomplish, really is invigorating. As I can tell you and I’m sure Rob can reintegrate the same point, that when your putting a transaction like this together there’s a lot of emotion, a lot of personal pride in what this teams accomplished, are belief in what it takes to grow the business, to continue to invest in the business, to look to the future. You’re talking about a company at IMS who’s been through tremendous amounts of change.

Having been with the company for almost 3 years, it was most heartening to me at the resent activities at this team to new ideas, there undying focus on the clients, there spirit on overcoming adversity, working in an industry where there are a lot of long faces these days with the challenges the industry faces, but you’ve persevered through that to create a growth company. Seeing a part of a bigger company with the opportunity to participate in that same vision across the #1 market intelligence company in consumer package goods, the #1 market intelligence company in media and entertainment, and the #1 market intelligence company in farm and health care is really an exciting venture. It creates tremendous opportunity for all of us.

So it wasn’t something that we took likely strategically as a leadership team however this was the right fit. We were not peddling our company. We were not looking for a merger because we felt we faced problems around the corner. It came upon us with another leadership team that had a similar vision for how you could create a global market intelligence company. If we were trying to do what we could do together, with VNU, it would take us a long time and you would have to settle for being #5 or #4 or #3 in this space as oppose to being #1 in these three strong industries. All growth industries, and the nice part of it is, you’ve got these inter-related business that can share data assets, share consulting and services capability and both function globally in over a 100 countries. Very exciting!

If you look at people in the information field, you can’t see another model like the one we’re going to create together. Most of them are a lose federation of brands, something I like to call a bag apart, with visionary leaders who talk about how there industries are going to change and how there going to change the world but actually they run as a bunch of independent companies. That’s why this vision is a very different one than when these companies work together as part of D&D.

There are some people in this room who will remember that very well. D&D was a customer of mine when I was a branch manager for IBM in the early 80’s in New York City. D&D was my largest customer. I use to call on Bob Wiseman quite frequently and he was very interested in technology and very engaging. There was a different philosophy back then. The market was different back then and it was o.k. to be a company that was a conglomeration apart and that was run as a financial holding company. But today with those trends that Jill took you through, the added need for global reach. The ability to have more consulting and services capability to give greater insights on how you really can improve business. The constant focus on the requirements of the consumer, say that there really are tremendous energies between these businesses. .

This vision wasn’t created out of the desire to improve our cost posture in our company. We all run our companies very aggressively on the cost and the expense side, but it does take a lot to do business across the hundred countries in the scale in those countries are very different. I think as we look at where we’re going to take this business is on the vision of growth, it’s on a vision of growth and on a vision of leverage. One of the things that I marveled at when I first met Rob van den Bergh, the CEO and chairman of VNU, is what he did in the vision he had to take a newspaper in publishing and tradeshow companies and transform it into a international powerhouse in market information and market intelligence. He’s made some investments in these business that have been somewhat controversial at times. The short-term share holder view with a long-term view of building a great business.

If you look at what David Thomas did when he joined IMS about 5 years ago, he took that same view. We’ve taken our margins down by 600 basis points in the company, usually something we don’t brag about, usually something we get a lot of questions from the investors about, but it was because David had the vision that we should invest in new data assets and invest in analytics and tools to add value to our clients and grow our business. He believed strongly that we ought to invest in consulting in services to add to the value of those data access and that we should peruse new audiences and new market.

Conference Call Transcript/RX-London Town Meeting: Dave Carlucci and VNU’s Rob Ruijter

This merger gives us the ultimate chance to pursue new audiences and new market. While van den Burgh shared that vision to invest in these businesses per growth and to invest in these businesses to improve the value of equations to clients. So you don’t make a move like this because you’re trying to jump the stocks, or because you believe there are challenges around the corner that this great team can’t overcome. You make decisions in your life on a high and the best time to make a decision this bold for our company, is when our company is running this well and has a track record of 8 quarters of outstanding performs.

We are very excited about it. Very invigorated about what we’re about to do, and it’s frustrating, in a way, that we probably won’t close this deal until the first quarter of ‘06. That’s based on filing with the FCC in the United States because we’ll be a Dutch domicile company converting our U.S. GAAP numbers to IFRS, filing with the European union with the overlap we have in our business which isn’t a huge overlap, but is an overlap in filing with Heart Scott Rodino in the United States. So we’ve got some of that to do and that says as Jill noted, we’ve got to stay very focused on our clients, very focused on our business, and make sure that we don’t get distracted in this period.

Which includes, I might add, that we will continue to compete with VNU where we compete today we will compete until the field closes. I think the most important thing about what we’re embarking on is that this team has given us great conviction that we can do something very, very important. That we can build a global market intelligence company across 3 very, very strong verticals. In that process we can create opportunities for our colleagues we can grow our business and we can yield a great return to our share holders.

Both Rob van den Burgh and I believe that our business are under valued today. With seven great quarters out of IMS, we’ve stayed relatively flat in terms of our share prices. VNU has strong cash flow, they have strong profitable businesses, they have growth businesses, and their shares have not performed to the way we think they should perform in the market. And that’s good new for us, you know Jill took you through this 40% cash, 60% shares, the fact that we’ll own 35% as IMS share holders of the new VNU company. The fact that it’s undervalued is good news to us, it gives us an opportunity for great growth.

I want to spend some time with you today because we’ve been talking to investors and spending a lot of time explaining the two companies. We don’t have a great overlap in investors so IMS investors need to understand a lot about VNU and VNU investors want to understand a lot about IMS. I really think the most important thing is that we get together as a team and have a dialogue. Because if it wasn’t for the stringent financial disclosure rules that preclude you from discussing these with your team in advance of an announcement, we would of like to of gotten feed back from everyone of you. So now that we’ve done this very exciting deals to merge these two companies, it would be great to hear from you, so with that I’ll open it up for your questions.

If you turn around and stop inspecting who it is who’s asking the question maybe they’d ask. Who wants to be first?

Q AND A

David R. Carlucci - IMS Health — CEO and President

Financial community? Yea, it’s been actually very, very good. You know, traditionally in these kinds of mergers where there’s stock and cash involved and because VNU will be the parent domiciled in Amsterdam, you’ll see their stock go down and our stock go up to the offer price and all the arbitrage in between. I think candidly we thought VNU might go down more than they did yesterday. They actually closed up today. Our stock has been up nicely on 15.5 million shares yesterday, running in over 6 million shares so far today, and we’re up again today.

The investor reaction has been overall very, very positive to the strategic move. As I’m sure colleagues will be excited about the strategic move but then some of them say “what’s in it for me?” Some of those investors in the U.S. who own IMS shares are attached to index funds they have to be indexed to the New York Stock Exchange and they or the FCC I should say, and they will have to divest there IMS holdings.

Some of them have charters that say their funds can only invest in the U.S. down the files company. And some of them are small and mid calf funds and we will now move our small and mid calf. So some of them are a little disappointed they can’t stay invested in IMS. From the VNU side many of them are asking the questions on, “did I pay to much for IMS?” We’re leveraging the dept in VNU to do that, but strategically they like the idea and they want to understand a little bit more about this new management team we’re putting together with Rob Royder, Bob van den Bergh, Nancy Cooper and myself.

Conference Call Transcript/RX-London Town Meeting: Dave Carlucci and VNU’s Rob Ruijter

We’ve been very pleased with this reaction. As you might expect from the financial community, some of the IMS investors feel we didn’t get enough. Some of the VNU investors think they over paid, so we must have done something right, if that’s the case. We’re very pleased so far with the reaction. Kathy (ph) you had a question. Same one, o.k. Sure, are there microphones up there?

Kathy

You said earlier that until the deal closes we continue to compete with IMS to keep that competitive relationship. Does that mean that we can’t talk to our counterparts in Nielson or?

David R. Carlucci - IMS Health — CEO and President

No, I would rather be working together on our offerings plan and so forth, but as we face the market place and face clients there is nothing to cooperate on yet. With the exceptions of the ventures that were involved in already in the work we’ve done in the UK, the work we’re doing in Japan, the work we’re doing in India, the medicine cabinet at work in the United States, Paul can keep you very well versed on that and I’m sure we will communicate where we work together and where we will compete. But it’s for obvious reasons that we have to conduct business as usual and I have an obligation as the CEO of IMS to continue to run IMS until we’re the merge company. Yes?

Unidentified Audience Member

(inaudible- microphone inaccessible)

David R. Carlucci - IMS Health — CEO and President

Yea let me tell you, give me a little bit of a longer answer to that. Obviously we have three very powerful brands in AC Nielson in media research in IMS. The only concern that we have at this point is that if you have the VNU name and VNU isn’t attached to those pieces, it feels a lot like a holding company again and that’s not what we want it to be.

It’s a tough decision because, like I said, we’ve got these powerful sub brands, we’ve got VNU that doesn’t have that broad of visibility, quite frankly in the field we’re in long term. So we’re going to do a little work on that to see what the professionals recommend in terms of branding. As far as how we’re going to run the business and the thought right now is for the time being, we think those brands names are strong with the customer sets they serve so we won’t take that decision likely if we think it changes the view of the company in a positive fashion we’ll look at that.

We do plan to run the companies from a go to market point of view very focused on clients, very specialized as the value propositioning exist today and we don’t expect a significant change in that. However, all three of the verticales will report to me as you saw. I’m committed to looking at making sure that each of those businesses have the common segmentation globally as we’ve worked hard to create for our business. Then try to drive those point in which we can create offerings and bring them to the market, fast by looking at all 3 verticals.

I would say that one of the reasons Rob van den Bergh and Rob Royder and I felt rather than more partnerships than joint ventures putting this company together made since. Is that frankly all the stuff we tried to do together we’re just moving to slowly. Both companies have there own sets of priorities and there is nothing pushing it everyday to the limits of what you can accomplish to drive the two businesses. So it will be, the easier to do is one company. Yes?

Unidentified Audience Member

(inaudible-microphone inaccessible)

David R. Carlucci - IMS Health — CEO and President

Yes. 26.

Conference Call Transcript/RX-London Town Meeting: Dave Carlucci and VNU’s Rob Ruijter

Unidentified Audience Member

26, ok. So this new announcement found is, how is that in line with the future acquisitions that we were proposing or looking at and has that changed our plans for the future for acquisitions, specialing, consulting status as well.

David R. Carlucci - IMS Health — CEO and President

The short answer to that is no, interesting enough we’ve been on a run rate of spending about twice as much than our annual rate in the last couple of years in acquisitions, this year. Mainly we’ve seen enough in good available opportunities in the United States and we did acquisitions in the U.S. last year. We have an unidentified list of things that we’re working on. I’ve reviewed that list with Rob Royder and with Rob van den Bergh to make sure they’ve understood what we’re about to do. VNU has done a similar thing and they have a similar type of list that we plan to continue along our current plans.

I think as we go forward we all realize that it’s been great advantage to us to build out our capabilities in each of these business through a combination of organic growth and investing in the business and acquisition. So we don’t plan to change that. I would just say that it will start to become a little bit of a band with questions for all of us on just how much we can do and whether we can stay at the same pace. We’ve been at a very rapid pace this year and quite candidly we’ve talked about slowing down a little bit ourselves to better integrate some of these companies. Basically, in that arena, nothing changes, we share a common philosophy on that. Yes.

Unidentified Audience Member

(inaudible)

David R. Carlucci - IMS Health — CEO and President

Rob, I have to have you do this because your Dutch is so much better than mine.

Rob Ruijter - VNU — CFO

Well actually, like IMS, it doesn’t really stand for anything anymore. It stands for what we were until the mid 90’s, it actually means united publishing company if you literally translate it because we have a lot of monthly publications, a lot of daily newspapers. All of that is gone with the exception of what Jill talks about earlier on. A few of a bit of publications that we have left and one you didn’t mention that some rained on UK, the (inaudible) for example is one of them here, that I’m sure as some of you know. As the publishing history really isn’t there anymore, which is why it’s not only an acronym as oppose to full name and who knows what will name it in the future.

David R. Carlucci - IMS Health — CEO and President

We tried putting those six letters together we couldn’t make anything really good out of it but I’m sure you’ll all go back and try. What else. Yes?

Kathy Analyst

At what point will we get more information on new IMS structure? You talked about yourself and Nancy taking on new roles within VNU framework. At what point will we start to here more about what IMS will look like within this new organization?

David R. Carlucci - IMS Health — CEO and President

Sure. Well I think first of all, you can count on the fact that we will continue along the geographic structure we have along the market focus we have. At some point someone will have to run IMS, which will create a job open that will have to be filled. We will fill the leadership position in IMS, from with within IMS, we have a very strong bench of senior executives so you won’t have to deal with someone jetting in from the outside form IBM or anywhere else.

Conference Call Transcript/RX-London Town Meeting: Dave Carlucci and VNU’s Rob Ruijter

As you know you’ll have to continue to deal with me in one shape or form, so I feel very good about that. The only reason we wouldn’t move forward real quickly on that is we do need to go business as usual, but as we work a little further on looking at getting closer to closure, we’ll start making some of those announcements and start looking at what other moves we might make relative to the corporate staff positions and some of those things. You can expect a very minimum amount of change in that regard. Yes?

Unidentified Audience Member

Could you just provide a little bit of insight as to possible risk if the deal weren’t to go ahead. Is it a sure thing, is it a definitive agreement that the filings get crippled by shareholders etc. What’s the risks?

David R. Carlucci - IMS Health — CEO and President

There not filing because the arbitrage guys asked us all of those questions. They want to know whether it could fall, what’s the size of the breakup fee, all of those things. We’ve been dealing with some of those questions. We don’t see any real stumbling blocks in it’s just that all of these things take time. Filing with the FCC is more of an art form than of science. Converting our accounting to IFRS is not a trivial task for the team. Heart Scott Layden which is the equivalence with the European union view of the competition will not be a problem. We have virtually no overlap at all in the U.S. As you know, we have some overlap in our consumer house business her in Europe. So it really is a function of accounting, time, and that’s how long these things take. We’d originally hope we could declare that we would be done by year-end. We haven’t given up on that hope, but realistically if you start spreading these timetables out with what it traditionally takes, you’re probably into the first quarter.

I should add that both sets of shareholders need to vote on this deal. It’s a simple majority but it’s important that both sets shareholders feel that it’s a good move and that’s why you spent so much time early on in the deal explaining to investors the why’s and the what’s. You’re really not out of the woods, if you will, until the shareholders vote, but both sides had unanimous support from our board. I think we’re in reasonable shape.

Unidentified Audience Member

Obviously, the consumer health business is to pace with the most obviously overlaps in both countries and sort of capabilities. What would you see as the leader for that in the future? Consumer or health.

David R. Carlucci - IMS Health — CEO and President

That the leads will what?

Unidentified Audience Member

That leads for developing that business in the future.

David R. Carlucci - IMS Health — CEO and President

Meanings, does it going to report to IMS or AC Nielsen? Is that the question? Oh, you couldn’t ask that yourself you just had to hand the mic over or what?

Well frankly, it really is very much tied to the view of the prescription and non-prescription medication. We’ll do what makes most since as to where we have the most leverage and momentum and where, frankly, we cross paths with the clients more frequently. So we’ll start from the clients and make that assessment. We haven’t done anything like that at all at this point. We will have to look at where we have overlap, there are certain countries where we might want to figure out a way to deal with that earlier rather than later. You know we’ve got work to do on that. There is no preconceived notions on the VNU side or the IMS side at this point, we’ll just do what makes since for our clients. Yes.

Unidentified Audience Member

Conference Call Transcript/RX-London Town Meeting: Dave Carlucci and VNU’s Rob Ruijter

Can you share what might have occurred with vested and non vested stock options?

David R. Carlucci - IMS Health — CEO and President

Yes, all of the IMS options will vest at the time of closure. All of the options will be converted into the new companies stocks. Don’t ask me to explain that conversion on how you convert an option stock, but essentially that’s what will happen and we thought that was a terrific arrangement with our partners at VNU because we want to share the up side opportunities of the new venture. Yes.

Unidentified Audience Member

Quite recently, and I admit, we may have tried hard to move into consultancy and I did see some of that in the presentation also when they got to VNU is very much, if I may say so, data driven. So going forward—

David R. Carlucci - IMS Health — CEO and President

You mean like we work?

Unidentified Audience Member

Yes. Going forward, you know what will our plans be in terms of building the consultancy side of the business, as a unified company?

David R. Carlucci - IMS Health — CEO and President

Yea, I mean we’ve had a lot of discussions on that topic. That’s not entirely true or entirely fair. VNU has something called VNU advisory services. I’ve spent a fair amount of time with Joe Wilke who runs that business. It’s comprised as some very interesting properties: Spectra and Bases, which is in the forecasting businesses to have a great set of tools and analytics that frankly that is a bigger business and more advanced than our forecasting practice, so a great marriage there for immediate opportunity.

I think Joe would tell you that there probably 3 years behind us in true consulting kinds of businesses and they clearly see that vision and that’s why Rob van den Bergh set up advisory services as kind of a separate arms of the market information group. We have a shared vision there, and frankly they are looking to us to bring leadership and thought leadership on how we build that aggressively together and so it’s an opportunity. As you look at the synergy cases that we put forward in doing the field, we got synergies on both sides, on the data an analytic side and on the consulting and servicing side. Yes.

Unidentified Audience Member

The next obstacle with us to cost energies of 85 million Euros, could you throw some light is to what that represents.

David R. Carlucci - IMS Health — CEO and President

On 85 million Euro?

Unidentified Audience Member

Yea.

David R. Carlucci - IMS Health — CEO and President

Conference Call Transcript/RX-London Town Meeting: Dave Carlucci and VNU’s Rob Ruijter

The 3 key areas that we think constitutes that are first the corporate structure, you know putting the two corporate teams together, tax, legal, all of the financial staff, what we’re going to do from how we run that. The second is the regional structure we do business across a 100 to 105 countries, so there are some real estate things we think we can look at there are some back office pieces we think we can combine, and the third would be IT and IT is really predicated on Nancy’s new role and mission, because having some experience in this arena you don’t drive IT savings or efficiency unless you do the process change, underline the businesses to make them more common so that you can implement in a more common fashion.

We’ve been a little more aggressive than VNU has in data center consolidation. They were on a path to do more on that arena, were going to look at that together, where we can leverage some of that expertise that we’ve develop. Those are the three main areas, and quite frankly those cost synergies are kind of modest. We’ve gotten that feedback from the investors and frankly we like it that way. This is not about cost savings, this is about growth and leverage in integrating these businesses to serve clients and we’ve not tried to bill this as a cost energy story. Coupled with that, cost synergy will be an investment of about 150 million Euro to achieve that, and about 125 million Euro of revenue synergy. It’s a revenue cost energy in growth story, not a cost savings story. We’re getting to some of the tougher questions, this is good.

Unidentified Audience Member

A very personal question. We are more advanced with you said. I would like to understand where VNU worked with global key account management and whether (inaudible).

David R. Carlucci - IMS Health — CEO and President

Sure. Bob can talk a little about that, but let me tell you what I understand. VNU has taken some selective accounts around the world and gone to a one VNU structure with a global relationship manager. In part to drive the consistency of the data culture with the consulting and services that are merging out of the advisory services. They have a similar vision of driving that.

Now I think our go to market strategies for these three businesses will not be identical. They are different businesses in some regard in the way clients buy, but there will be opportunities to take those models and expand them. We agree that you would never run consulting and services not connected from data and antilytics. That you would look to keep that a single view to the clients of what your capabilities are and that’s why they spent the time on one VNU. Do you have anything to add to that Rob?

Rob Ruijter - VNU — CFO

We are of like mind on that. We’ve involved the G cam program also and continue to expand that and I don’t think they have anything like, at this point, our client principles and consulting services but we’ll look at that as an appropriate way to get the specialization needed to drive these big enterprises. They have some huge customers in C&G, uni-lever, and Coca Cola and others and if you’ve noticed on that chart there are 27,000 people in the MI group which is mainly AC Nielsen. So there are a lot of people resident in these accounts that do a lot of work on site for the client.

David R. Carlucci - IMS Health — CEO and President

What else? Are you just scratching your head Bill? O.K. good. Anything else? One more.

Unidentified Audience Member

(inaudible-microphone inaccessible)

David R. Carlucci - IMS Health — CEO and President

Organized which way?

Unidentified Audience Member

Conference Call Transcript/RX-London Town Meeting: Dave Carlucci and VNU’s Rob Ruijter

Horizontally.

David R. Carlucci - IMS Health — CEO and President

Horizontally. You know the real strength of the three business models are the intergraded view vertically to the client. We don’t want to change that, but as you look at some of the enterprise prophecies we’re looking at, like we did with customer delivery where we ran it individually by geography, then we took a global view of Kevin McKay’s organization around some of the horizontal prophecies and function.

You know HR finance customer deliveries. There will be some things in the company that we will want to deliver globally and have local capability but coordinate that activity across the global enterprise. As it relates the clients and how they will see us, we’re going to continue on a path of specialization as we have in IMS and as AC Nielsen and Nielsen media research have done, around capabilities in data access and antilytics and tools and consulting and services. As far as what a client sees, their not going to see a generalist leader who isn’t specialized in that industry where they deal with the client.

Anything else? We’ll I very much appreciates your time. I know for a number of reasons it’s been a stressful week for all of you and our thoughts were with you all last week. I know that to be here at 7 o’clock at night to listen to Jill and I talk about the businesses is above and beyond the call of duty for you with all that you’ve been through. I hope you’ll all travel safely home and I look forward to continuing to see you here as much as we possibly can because I know Jill just loves it when I come to town. Thank you very much!

About IMS Health Incorporated

IMS Health Incorporated (“IMS”) provides sales management and market research information services to the pharmaceutical and healthcare industries worldwide. IMS provides information services covering more than 100 countries and maintains offices in 76 countries on six continents, with approximately 64% of total 2004 IMS revenue generated outside the United States. IMS is listed on the New York Stock Exchange (NYSE: RX). Additional information is available at http://www.imshealth.com.

About VNU N.V.

VNU N.V. (“VNU”) is a global information and media company with leading market positions and recognized brands. VNU is active in more than 100 countries, with its headquarters located in Haarlem, The Netherlands and New York, USA. In 2004, total revenues amounted to EUR 3.8 billion. VNU is listed on the Euronext Amsterdam stock exchange (ASE: VNU), and VNU is part of the AEX Index of leading Netherlands-based stocks. Additional information is available at http://www.vnu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

     This document contains certain forward-looking information about IMS Health Incorporated (“IMS”), VNU N.V. (“VNU”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of IMS and VNU, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to: the failure of stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that doing so will be costly or result in significant charges; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the results of the reconciliation of IMS’ financial statements into IFRS and the results of the reconciliation of VNU’s results into U.S. GAAP; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the risk that VNU is not able to maintain its status as a foreign private issuer; risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks; to the extent the companies seek growth through acquisition, the ability of the companies to complete development of or to develop new or advanced technologies and systems for their businesses on a cost-effective basis; the ability to successfully achieve estimated effective tax rates and corporate overhead levels; competition, particularly in the markets for pharmaceutical information and audience measurement services; regulatory and legislative initiatives, particularly in the area of privacy; the outcome of pending legal and regulatory proceedings; leverage and debt service (including sensitivity to fluctuations in interest rates); compliance with covenants in loan agreements; the ability to obtain future financing on satisfactory terms; deterioration in economic conditions, particularly in the pharmaceutical, healthcare, media, information technology or other industries in which customers operate; and conditions in the securities markets which may affect the value or liquidity of portfolio investments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither IMS nor VNU undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in IMS’ various reports with the Securities and Exchange Commission (“SEC”), including but not limited to IMS’ Annual Report on Form 10-K for the year ended December 31, 2004 and IMS’ Quarterly Reports on Form 10-Q for the quarterly period ending March 31, 2005, and VNU’s Annual Report for the year ended December 31, 2004, which is available at the SEC’s Internet site (http://www.sec.gov).

Additional Information and Where to Find It

     This document may be deemed to be solicitation material in respect of the proposed merger of IMS and VNU. In connection with the proposed transaction, VNU and IMS will file a registration statement on Form F-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC. VNU and IMS will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF IMS AND VNU ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of IMS and VNU. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from IMS’ Investor Relations at 1499 Post Road, Fairfield, CT, 06824 or from VNU’s Investor Relations at Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands.

Participants in Solicitation

     IMS, VNU and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IMS’ participants is set forth in the proxy statement, dated March 23, 2005, for IMS’ 2005 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information regarding VNU’s participants is set forth in VNU’s Annual Report for the year ended December 31, 2004. Additional information regarding the interests of IMS’ and VNU’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

Regulation G Legend

     This presentation may contain certain non-GAAP financial measures. Reconciliations between certain non-GAAP financial measures and the GAAP financial measures will be made available in the joint proxy statement/prospectus. VNU figures have been prepared in accordance with Dutch GAAP and IFRS. IMS figures are prepared in accordance with U.S. GAAP. All pro forma consolidated financial information has been prepared by aggregating financial information based on these differing accounting standards and might be materially different if IMS figures were presented in accordance with Dutch GAAP or IFRS or if VNU figures were presented in accordance with U.S. GAAP. The definitive registration statement, including the definitive joint proxy statement/prospectus, may include adjustments to the financial statements of VNU to reflect differences between U.S. and Dutch GAAP and between the U.S. and Dutch approaches to financial statement presentation.